

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

S
C
S
N ... a Marg,
फै
दूर



FILE NO. 82.4524

क्रमांक / No. : CO / S & B /

दिनांक / Date :

SUPPL

CO/S&B/PCR/2006/ 247

28.01.2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : REVIEWED WORKING RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2005

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/331 dated the January 28, 2006 addressed to Bombay Stock Exchange Ltd., Mumbai alongwith a copy of the reviewed working results for the quarter ended 31st December 2005 of the Bank.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.



PROCESSED
FEB 06 2006
THOMSON
FINANCIAL





हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B /
CO/S&B/PCR/2006/331

दिनांक / Date :
28-01-2006

Dear Sir,

LISTING AGREEMENT : REVIEWED WORKING RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2005

In terms of Clause 41 of the Listing Agreement with the Exchange, we forward herewith a copy of the reviewed working results for the quarter ended 31st December, 2005, taken on record by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)



हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

FILE NO. 82-4524

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER 2005

(Rs.in crores)

	Particulars	State Bank of India					State Bank of India (Consolidated)				
		Quarter ended		Nine-months ended		Year ended	Quarter ended		Nine-months ended		Year ended
		31.12.2005 (Reviewed)	31.12.2004 (Reviewed)	31.12.2005 (Reviewed)	31.12.2004 (Reviewed)	31.03.2005 (Audited)	31.12.2005 (Reviewed)	31.12.2004 (Un-Reviewed)	31.12.2005 (Reviewed)	31.12.2004 (Un-Reviewed)	31.03.2005 (Audited)
1	Interest Earned (a) + (b) + (c) + (d)	9558.15	8029.87	27285.85	23780.49	32428.00	13107.28	11187.93	37506.15	32782.35	44499.06
	(a) Interest/discount on advances/bills	4667.94	3442.42	12937.57	9576.02	13043.51	6789.61	5104.57	18868.45	14194.59	19180.63
	(b) Income on Investments	3289.09	3645.24	10661.16	11799.25	16027.67	4622.08	5024.26	14706.68	15944.88	21533.65
	(c) Interest on balances with Reserve Bank of India and other interbank fund	490.07	420.11	1479.72	1379.64	1787.04	584.23	473.10	1695.39	1515.51	2021.30
	(d) Others	1111.05	521.30	2207.40	1025.58	1569.78	1111.36	586.00	2235.63	1127.37	1763.48
2	Other Income	1840.47	2238.00	4711.66	5429.26	7119.91	2376.98	2839.11	6435.89	7155.39	10036.64
	(A) TOTAL INCOME (1+2)	11398.62	10267.07	31997.51	29209.75	39547.91	15484.26	14027.04	43942.04	39937.74	54535.70
3	Interest Expended	5338.27	4368.99	15204.78	13786.52	18483.38	7326.50	5926.99	20853.53	18464.74	24891.84
4	Operating Expenses (e) + (f)	3460.70	2508.11	8770.68	7356.95	10074.17	4501.44	3465.52	12096.88	10160.09	14443.55
	(e) Payments to and provisions for employees	2524.12	1690.07	6198.87	5057.92	6907.35	3141.06	2180.46	7983.33	6642.36	8987.46
	(f) Other Operating Expenses	936.58	818.04	2571.81	2299.03	3166.82	1360.38	1285.06	4113.55	3517.73	5456.09
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	8798.97	6877.10	23975.46	21143.47	28557.55	11827.94	9392.51	32950.41	28624.83	39335.39
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	2599.65	3389.97	8022.05	8066.28	10990.36	3656.32	4634.53	10991.63	11312.91	15200.31
	(D) Provisions and Contingencies (net of write-back)	469.81	1710.54	3053.93	2796.59	4468.76	876.00	2764.71	4502.49	4055.67	6970.56
	— of which provisions for Non-performing assets	-102.56	791.56	144.18	1300.00	1204.00	-44.63	1718.39	335.42	1637.53	1403.38
	(E) Provision for Taxes	1014.65	580.08	1414.74	2030.05	2217.08	1272.23	485.05	2006.26	2390.93	2531.78
	— of which provisions for Fringe Benefit Tax (FBT)	12.00		31.00			44.20		131.03		
	(F) NET PROFIT (C - D - E)	1115.19	1099.35	3553.38	3239.64	4304.52	1508.09	1384.77	4482.88	4066.31	5597.97
	(G) NET PROFIT AFTER MINORITY INTEREST						1466.00	1342.21	4379.42	3966.96	5463.93
5	Paid-up equity Share Capital	526.30	526.30	526.30	526.30	526.30	526.30	526.30	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	23545.84	19704.98	23545.84	19704.98	23545.84	32025.50	26910.12	32025.50	26910.12	32025.50
7	Analytical Ratios										
	(i) Percentage of shares held by Government of India	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil
	(ii) Capital Adequacy Ratio	12.49%	12.66%	12.49%	12.66%	12.45%					13.07%
	(iii) Earnings per Share (in Rs.)	21.19 (not annualised)	20.89 (not annualised)	67.52 (not annualised)	61.56 (not annualised)	81.79	27.85 (not annualised)	25.50 (not annualised)	83.21 (not annualised)	75.37 (not annualised)	103.82
	(iv) (a) Amount of gross non-performing assets	10960.90	12794.99	10960.90	12794.99	12456.25					
	(b) Amount of net non-performing assets	4045.52	4812.65	4045.52	4812.65	5348.89					
	(c) % of gross NPAs	4.41%	6.54%	4.41%	6.54%	5.96%					
	(d) % of net NPAs	1.67%	2.56%	1.67%	2.56%	2.65%					
	(v) Return on Assets (Annualised)	0.92%	1.00%	1.01%	1.01%	0.99%					
8	Shareholding pattern										
	a) Reserve Bank of India ... No. of shares	314338700	314339700	314338700	314338700	314338700					
	... % of shareholding	59.73%	59.73%	59.73%	59.73%	59.73%					
	b) Others ... No. of shares	211960178	211960178	211960178	211960178	211960178					
	... % of shareholding	40.27%	40.27%	40.27%	40.27%	40.27%					

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

		Particulars	Quarter ended		Nine-months ended		Year ended
			31.12.2005 (Reviewed)	31.12.2004 (Reviewed)	31.12.2005 (Reviewed)	31.12.2004 (Reviewed)	31.03.2005 (Audited)
1		Segment Revenue (income)					
	a	Banking Operations	9117.73	7832.80	25645.60	23825.49	32403.55
	b	Treasury Operations	4582.55	4962.57	13444.04	14921.10	20111.78
		Total	13700.28	12795.37	39089.64	38746.59	52515.33
		Less : Inter Segment Revenue	3264.00	3007.43	9072.75	10399.75	14132.91
		Net Income from Operations	10436.28	9787.94	30016.89	28346.84	38382.42
2		Segment Results (Profit before tax)					
	a	Banking Operations	1950.79	625.79	4366.09	2979.75	5404.63
	b	Treasury Operations	-618.30	663.13	-1341.61	1692.91	1060.98
		Total	1332.49	1288.92	3024.48	4672.66	6465.61
		Add : Unallocated income (net of unallocated expenses)	797.35	390.51	1943.64	597.03	55.99
		Profit before Tax	2129.84	1679.43	4968.12	5269.69	6521.60
		Less : Income Tax (including FBT)	1014.65	580.08	1414.74	2030.05	2217.08
		Net Profit	1115.19	1099.35	3553.38	3239.64	4304.52
3		Segment Assets					
	a	Banking Operations	427057.00	371366.06	427057.00	371366.06	427057.00
	b	Treasury Operations	216956.54	203745.14	216956.54	203745.14	216956.54
	c	Unallocated	3984.33	4067.04	3984.33	4067.04	3984.33
		Less : Eliminations	188115.00	171362.96	188115.00	171362.96	188115.00
		Total	459882.87	407815.28	459882.87	407815.28	459882.87
4		Segment Liabilities					
	a	Banking Operations	404730.11	353095.50	404730.11	353095.50	404730.11
	b	Treasury Operations	215211.31	201784.76	215211.31	201784.76	215211.31
	c	Unallocated	0.00	0.00	0.00	0.00	0.00
		Less : Eliminations	184130.69	167296.26	184130.69	167296.26	184130.69
		Total	435810.73	387584.00	435810.73	387584.00	435810.73

(Segment Assets and Liabilities are as on 31st March of the previous year)

1. The working results for the quarter ended 31st December 2005 have been arrived at after considering provisions for NPAs, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, Fringe Benefit Tax (FBT) and other contingencies on an estimated basis.
2. Investments in Regional Rural Banks (RRBs) were hitherto accounted after netting off provisions held pursuant to losses incurred by RRBs in proportion to and not exceeding the Bank's investment. From the current financial year, these investments have been valued at cost, which is in line with the RBI guidelines. Consequently, the profit for the period is higher by Rs.86.86 crores (accounted for in Q1 of 2005-06).
3. Interest Earned – Others includes an amount of Rs.1665.75 crores for the period ended 31.12.2005, being interest on refund of Income Tax (Rs.711.90 crores accounted for in Q1 and Rs.953.85 crores accounted for in Q3 of 2005-06).
4. Other Income includes an amount of Rs.531.54 crores being Exchange Gain on India Millennium Deposits (IMDs) Redemption, and the Interest Expended has been netted off by an amount of Rs.563.52 crores being refund of Maintenance of Value from RBI.
5. Payments to and provisions for employees, under Operating Expences, includes an amount of Rs.312.87 crores, being arrears of salary paid for the previous financial years.
6. An amount of Rs.128.00 crores, being write-back of provisions rendered surplus(other than advances,investments and investments in subsidiaries and joint ventures), is netted under the head Provisions and Contingencies (accounted for in Q 2 of 2005-06)
7. During the quarter, the Bank has invested an amount of US$ 11,627,895.19 (equivalent to Rs.53.40 crores) in Indo-Nigerian Bank Ltd. (INBL) increasing its stake from 51.59% to 72.95%. This investment was made as part of a scheme of merger of INBL with 4 other local banks to form Sterling Bank PLC (the merged entity) in compliance with Nigerian regulatory requirements. State Bank of India has a stake of 9.24% in Sterling Bank PLC (the merged entity). INBL has ceased to exist after 31.12.2005.
8. During the quarter, the Bank has paid Rs.309.24 crores to the Government of India, being its share (25%) of the consideration for purchase of UTI Asset Management Company Pvt. Ltd.
9. As per RBI guidelines to increase the general provisioning requirement for Standard Assets in the global loan portfolio (excluding direct advances to agriculture and SME sector) to 0.40 percent, the Bank has made an additional provision of Rs.112.00 crores.
10. Number of Investors Complaints received and disposed of during the quarter ended 31st December, 2005 : (i) Pending at the beginning of the quarter 30. (ii) Received during the quarter 964. (iii) Disposed of during the quarter 937. (iv) Lying unresolved at the end of the quarter 57.
11. The figures of previous periods have been regrouped / rearranged, wherever necessary, to correspond to current periods' classification.

The above results have been taken on record by the Central Board of the Bank on the 28th January 2006 and were subjected to Review by Auditors

Mumbai
Date : 28th January, 2006

T. S. BHATTACHARYA
Managing Director & Group Executive
(Corporate Banking)

A. K. PURWAR
Chairman